SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May 2015

Commission File Number 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

30, Carel van Bylandtlaan, 2596 HR The Hague

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

The following is the text of an announcement released to the London Stock Exchange by Royal Dutch Shell plc on May 7, 2015

FORM 8 (DD)

PUBLIC DEALING DISCLOSURE BY A PARTY TO AN OFFER OR PERSON ACTING IN CONCERT (INCLUDING DEALINGS FOR THE ACCOUNT OF DISCRETIONARY INVESTMENT CLIENTS)

Rules 8.1, 8.2 and 8.4 of the Takeover Code (the “Code”)

1.	KEY INFORMATION

(a) Full name of discloser:	Simon Henry

(b)    Owner or controller of interests and short positions disclosed, if different from 1(a):

The naming of nominee or vehicle companies is insufficient. For a trust, the trustee(s), settlor and beneficiaries must be named.

N/A

(c) Name of offeror/offeree in relation to whose relevant securities this form relates: Use a separate form for each offeror/offeree	Royal Dutch Shell plc (offeror)

(d) Status of person making the disclosure: e.g. offeror, offeree, person acting in concert with the offeror/offeree (specify name of offeror/offeree)	Person acting in concert with offeror (Royal Dutch Shell plc)

(e) Date dealing undertaken:	5 May 2015

(f) In addition to the company in 1(c) above, is the discloser making disclosures in respect of any other party to the offer? If it is a cash offer or possible cash offer, state “N/A”	NO

2.	POSITIONS OF THE PERSON MAKING THE DISCLOSURE

If there are positions or rights to subscribe to disclose in more than one class of relevant securities of the offeror or offeree named in 1(c), copy table 2(a) or (b) (as appropriate) for each additional class of relevant security.

(a)	Interests and short positions in the relevant securities of the offeror or offeree to which the disclosure relates following the dealing

Class of relevant security:	A ordinary shares
	Interests		Short positions
	Number	%[1]	Number	%
(1) Relevant securities owned and/or controlled:	9,175	0.000236	Nil	Nil
(2) Cash-settled derivatives:	Nil	Nil	Nil	Nil
(3) Stock-settled derivatives (including options) and agreements to purchase/sell:	Nil	Nil	Nil	Nil
TOTAL:	9,175	0.000236	Nil	Nil

[1]	Percentage calculations are based on Royal Dutch Shell plc’s total number of A ordinary shares in issue being 3,894,584,881 and B ordinary shares in issue being 2,440,410,614.

Class of relevant security:	B ordinary shares
	Interests		Short positions
	Number	%	Number	%
(1) Relevant securities owned and/or controlled:	291,452	0.011943	Nil	Nil
(2) Cash-settled derivatives:	Nil	Nil	Nil	Nil
(3) Stock-settled derivatives (including options) and agreements to purchase/sell:	Nil	Nil	Nil	Nil
TOTAL:	291,452	0.011943	Nil	Nil

All interests and all short positions should be disclosed.

Details of any open stock-settled derivative positions (including traded options), or agreements to purchase or sell relevant securities, should be given on a Supplemental Form 8 (Open Positions).

Details of any securities borrowing and lending positions or financial collateral arrangements should be disclosed on a Supplemental Form 8 (SBL).

(b)	Rights to subscribe for new securities (including directors’ and other employee options)

Class of relevant security in relation to which subscription right exists:	B ordinary shares
Details, including nature of the rights concerned and relevant percentages:

Interests held under the Royal Dutch Shell plc Long Term Incentive Plan*: 297,914[A] (0.012208%)

Interests held under the Royal Dutch Shell plc Deferred Bonus Plan*: 109,393[B] (0.004483%)

The exercise price is nil for all the shares.

	[A]	The vesting of these shares is subject to performance conditions.
	[B]	The vesting of 24,978 of these shares is subject to performance conditions.

	*	The exact vesting date of the shares under these plans cannot be specified. All awards under these plans have a three year performance or a three year deferral period. The timing of the vesting of the awards after such period has ended is dependent on a number of factors including, for example, approval by Royal Dutch Shell plc’s remuneration committee and / or the timing of close periods. Further details of these plans are set out in Royal Dutch Shell’s annual report and accounts for the year ending 31 December 2014
(www.shell.com/global/aboutshell/investor/financial-information/annual-reports-and-publications.html).

3.	DEALINGS BY THE PERSON MAKING THE DISCLOSURE

Where there have been dealings in more than one class of relevant securities of the offeror or offeree named in 1(c), copy table 3(a), (b), (c) or (d) (as appropriate) for each additional class of relevant security dealt in.

The currency of all prices and other monetary amounts should be stated.

(a)	Purchases and sales

(i)	Party to an offer or person acting in concert (except for a principal trader in the same group as a connected adviser)

Class of relevant security	Purchase/sale	Number of securities	Price per unit
B ordinary shares	Sale	20,000	£21.17 per share

(ii)	Principal trader where the sole reason for the connection is that the principal trader is in the same group as a connected adviser

Class of relevant security	Purchases/ sales	Total number of securities	Highest price per unit paid/received	Lowest price per unit paid/received

(b)	Cash-settled derivative transactions

Class of relevant security	Product description e.g. CFD	Nature of dealing e.g. opening/closing a long/ short position, increasing/ reducing a long/short position	Number of reference securities	Price per unit

(c)	Stock-settled derivative transactions (including options)

(i)	Writing, selling, purchasing or varying

Class of relevant security	Product description e.g. call option	Writing, purchasing, selling, varying etc.	Number of securities to which option relates	Exercise price per unit	Type e.g. American, European etc.	Expiry date	Option money paid/ received per unit

(ii)	Exercise

Class of relevant security	Product description e.g. call option	Exercising/ exercised against	Number of securities	Exercise price per unit

(d)	Other dealings (including subscribing for new securities)

Class of relevant security	Nature of dealing e.g. subscription, conversion	Details	Price per unit (if applicable)

4.	OTHER INFORMATION

(a)	Indemnity and other dealing arrangements

Details of any indemnity or option arrangement, or any agreement or understanding, formal or informal, relating to relevant securities which may be an inducement to deal or refrain from dealing entered into by the party to the offer or person acting in concert making the disclosure and any other person:

Irrevocable commitments and letters of intent should not be included. If there are no such agreements, arrangements or understandings, state “none”

None.

(b)	Agreements, arrangements or understandings relating to options or derivatives

Details of any agreement, arrangement or understanding, formal or informal, between the party to the offer or person acting in concert making the disclosure and any other person relating to:

(i)	the voting rights of any relevant securities under any option; or

(ii)	the voting rights or future acquisition or disposal of any relevant securities to which any derivative is referenced:

If there are no such agreements, arrangements or understandings, state “none”

None.

(c)	Attachments

Are any Supplemental Forms attached?

Supplemental Form 8 (Open Positions)	NO

Supplemental Form 8 (SBL)	NO

Date of disclosure:	7 May 2015

Contact name:	Mark Edwards

Telephone number:	0207 934 2817

Public disclosures under Rule 8 of the Code must be made to a Regulatory Information Service and must also be emailed to the Takeover Panel at monitoring@disclosure.org.uk. The Panel’s Market Surveillance Unit is available for consultation in relation to the Code’s dealing disclosure requirements on +44 (0)20 7638 0129.

The Code can be viewed on the Panel’s website at www.thetakeoverpanel.org.uk.

This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell International Finance B.V. (Registration Numbers 333-199736 and 333-199736-01); and

b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc (Registration Numbers 333-126715, 333-141397, 333-171206, 333-192821 and 333-200953).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc
(Registrant)

By:	M Edwards
Name: M Edwards
Title: Deputy Company Secretary

Date: May 7, 2015